SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 9
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           PERSONNEL MANAGEMENT, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   71534B-10-1
                                 (CUSIP Number)

        Don R. Taylor                          Mark B. Barnes
        Personnel Management, Inc.             David B. Millard
        1499 Windhorst Way, Ste. 100           1400 First Indiana Plaza
        Greenwood, IN  46143                   135 North Pennsylvania Street
                                               Indianapolis, IN  46204

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 71534B-10-1
------ ------------------------------------------------------------------------
 1.    Name of Reporting Person
       S.S. or I.R.S. Identification No. Of Above Person

       Don R. Taylor

------ ------------------------------------------------------------------------
 2.    Check the Appropriate Box if a Member of a Group       (a)
                                                              (b)
------ ------------------------------------------------------------------------
 3.    SEC Use Only


------ ------------------------------------------------------------------------
 4.    Source of Funds*
       OO

------ -------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

------ ------------------------------------------------------------------------
 6.      Citizenship or Place of Organization
         USA

------ ------------------------------------------------------------------------
                       7.       Sole Voting Power
                                0 [See Item 6]
   Number of Shares
  Beneficially Owned   8.       Shared Voting Power
  by Each Reporting             619,805 [See Item 6]
     Person With
                       9.       Sole Dispositive Power
                                619,805

                       10.      Shared Dispositive Power
                                0
------ ------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person 627,305 [Includes 7,500 shares that may be acquired pursuant to stock options]
------ ------------------------------------------------------------------------
 12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

------ ------------------------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)
       30.5%
------ ------------------------------------------------------------------------
 14.   Type of Reporting Person*
       IN
------ ------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 71534B-10-1
------ ------------------------------------------------------------------------
 1.    Name of Reporting Person
       S.S. or I.R.S. Identification No. Of Above Person

       Carolyn Taylor
------ ------------------------------------------------------------------------
 2.    Check the Appropriate Box if a Member of a Group       (a)
                                                              (b)
------ ------------------------------------------------------------------------
 3.    SEC Use Only


------ ------------------------------------------------------------------------
 4.    Source of Funds*
       N/A

------ ------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

------ ------------------------------------------------------------------------
 6.    Citizenship or Place of Organization
       USA

------ ------------------------------------------------------------------------
                       7.       Sole Voting Power
                                202,884
   Number of Shares
  Beneficially Owned   8.       Shared Voting Power
  by Each Reporting             0
     Person With
                       9.       Sole Dispositive Power
                                186,550

                       10.      Shared Dispositive Power
                                16,334
------ ------------------------------------------------------------------------
 11.   Aggregate Amount Beneficially Owned by Each Reporting Person
       202,884
------ ------------------------------------------------------------------------
 12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

------ ------------------------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)
       9.9%
------ ------------------------------------------------------------------------
 14.   Type of Reporting Person*
       IN
------ ------------------------------------------------------------------------

                                 AMENDMENT NO. 9
                                       to
                                  SCHEDULE 13D

     This Amendment No. 9 is being filed to amend Items 2, 5 and 6 of the Statement on Schedule 13D, dated January 26, 1994, filed by the Reporting Persons with respect to the Common Stock, no par value, of Personnel Management, Inc., as amended and restated by Amendment No. 5 thereto dated May 16, 1996 (Item 5 was subsequently amended by Amendment No. 6 thereto, dated December 21, 1996, Amendment No. 7 thereto dated July 23, 1997, and Amendment 8 thereto dated February 28, 1998). This Amendment No. 9 is being filed to report the sale of shares by Carolyn Taylor to Don R. Taylor (the "Sale") pursuant to a Stock Purchase Agreement dated June 15, 1998 (the "Stock Purchase Agreement"), which Sale results in the cancellation of the restrictions imposed by the Stockholders Agreement to which Mr. Taylor and Ms. Taylor have been parties and the dissolution of the group comprised of the parties to the Stockholders Agreement.


ITEM 2.  IDENTITY AND BACKGROUND

     This Amendment No. 9 is filed on behalf of a Don R. Taylor and Carolyn S. Taylor, who, prior to the execution of the Stock Purchase Agreement, constituted the only remaining parties to a Stockholders Agreement dated November 19, 1993. As a result of the Sale, Carolyn Taylor is no longer subject to the voting requirements and transfer restrictions of the Stockholders Agreement as explained in Item 6, and therefore, Mr. Taylor and Ms. Taylor no longer constitute a group. Each of Mr. Taylor and Ms. Taylor continues to beneficially own more than five percent of the Issuer's Common Stock as of the date of this Amendment No. 9 and each will comply with his or her Regulation 13D/G filing obligations individually, rather than jointly, in the future.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) The beneficial ownership of the Issuer's Common Stock as of June 15, 1998, of each of the Reporting Persons is set forth in the table below. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares indicated in the table below, except as indicated in the footnotes.

         Name of                  Number of Shares
     Reporting Person            Beneficially Owned              Percentage*

      Don R. Taylor                    627,3051                     30.5%

      Carolyn S. Taylor                202,8842                      9.9%


*Percentages are calculated in accordance with Rule 13d-3(d)(1) and reflect 2,048,771 outstanding shares.

1 Includes 7,500 shares that Mr. Taylor has the right to acquire pursuant to stock option. Mr. Taylor has entered into a Voting Agreement with DHI Holdings, Inc. with respect to the voting of the shares in connection with the Company's proposed merger into a subsidiary of DHI Holdings, Inc. See
     Item 6.

2 Includes 16,334 shares that Ms. Taylor is obligated to sell at $9.27 per share under the Representative's Warrants granted by her to David A. Noyes & Company.


(c) There have been no transactions in the Common Stock of the Issuer by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 9, except as follows:


Name of                 Date of         Nature of           Number       Price
Reporting Person      Transaction      Transaction         of Shares   Per Share

Don R. Taylor          6/15/98        Private Purchase      24,000      $16.00

Carolyn S. Taylor      6/15/98        Private Sale          24,000      $16.00

On June 16, 1998, Mr. Taylor entered into a Voting Agreement with DHI Holdings, Inc., with respect to the voting of the shares held by him in connection with the Issuer's proposed merger into a subsidiary of DHI Holdings, Inc. See Item 6.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Issuer and the Reporting Persons (who owned substantially all of the Common Stock outstanding immediately prior to the Issuer's initial public offering ("IPO")) entered into a Stockholders Agreement dated November 19, 1993 (the "Stockholders Agreement"). (As reported in previous amendments to this
Schedule 13D, certain former executive officers of the Issuer and certain other former and current employees of the Issuer are not longer parties to the Stockholders Agreement.) As previously described in this Item 6, the
Stockholders Agreement contains certain restrictions with respect to the transferability of Common Stock by the parties, registration rights granted by the Issuer with respect to certain shares, and voting arrangements.

     Pursuant to the terms of the Stockholders Agreement, restrictions were imposed upon the transfer and voting of shares of Common Stock held by parties who were subject to the Stockholders Agreement. The Stockholders Agreement provided that such restrictions, unless they had expired earlier as provided in the Stockholders Agreement, would expire in the event Ms. Taylor (and/or her permitted transferees) ceased to own at least ten percent of the outstanding Common Stock of the Issuer. As a result of the Sale, Ms. Taylor's beneficial ownership fell below the ten percent threshold and the restrictions have expired. Mr. Taylor, as an affiliate, remains subject to the volume and certain other restrictions for sales pursuant to Rule 144.

     Ms. Taylor granted to David A. Noyes & Company, the lead underwriter of the IPO, warrants to purchase an aggregate of 16,334 of her shares (as adjusted for a subsequent stock dividend) of Common Stock of the Issuer (the "Representative's Warrants") which are exercisable for 48 months beginning January 26, 1995 at an adjusted exercise price equal to $9.27 per share. The Representative's Warrants provide for adjustment of the exercise price and the number and type of securities issuable upon exercise if certain events occur, including the issuance of any Common Stock or other securities convertible into or exercisable for Common Stock, or if any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction occurs. The Representative's Warrants provide for certain registration rights for the securities issuable upon the exercise of the Representative's Warrants.

     On June 16, the Issuer, DHI and DHI Sub Corp., an Indiana corporation and a wholly owned subsidiary of DHI, entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), which provides for the merger of the Issuer with and into DHI Sub Corp. (the "Merger"). The approval of the Issuer's shareholders is a condition to consummation of the Merger. Simultaneously with the execution of the Merger Agreement, Mr. Taylor and DHI entered into a Voting Agreement in which Mr. Taylor agrees to vote all of the shares of Common Stock held by him in favor of adoption of the Merger Agreement at the Special Meeting of the Issuer's Shareholders to be called with respect to the proposed Merger. The Merger Agreement provides for the Issuer to be merged with and into DHI Sub Corp., with the Issuer surviving the Merger and, as a consequence of the Merger, becoming a wholly owned subsidiary of DHI. Each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be exchanged pursuant to the Merger Agreement into $16.00 in cash. The Merger Agreement provides that unexercised warrants initially granted in connection with the Issuer's initial public offering and options granted under the Issuer's stock option plans will be converted into the right to receive the difference between $16.00 and the exercise price of the warrant or option for each share covered by the warrants and options.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit  A  --   Agreements   Pursuant  to   Regulation   Section
               240.13d-1(f) (filed with the original Statement dated January 26,
               1994)

               Exhibit B -- Power of Attorney and Agency (filed with the original Statement dated January 26, 1994).

               Exhibit C -- Stockholders Agreement dated November 19, 1993. The copy of this exhibit filed as Exhibit 10.27 to the Issuer's Registration Statement on Form SB-2 filed December 13, 1993 (as amended) (No. 33-72872C) is incorporated herein by reference.

               Exhibit D -- Form of Warrant granted by Ms. Taylor to Noyes. The copy of this exhibit filed as Exhibit 10.9 to the Issuer's Registration Statement on Form SB-2 filed December 13, 1993 (as amended) (No. 33-72872C) is incorporated herein by reference.

               Exhibit E -- Form of Underwriting Agreement among the Issuer, the Representatives, and Ms. Taylor. The copy of this exhibit filed as Exhibit 1.1 to the Issuer's Registration Statement on Form SB-2 filed December 13, 1993 (as amended) (No. 33-72872C) is incorporated herein by reference.

               Exhibit F -- Stock Purchase Agreement, between Don R. Taylor and Carolyn S. Taylor, dated June 15, 1998.

               Exhibit G -- Voting Agreement, between Don R. Taylor and DHI Holdings, Inc., dated June 16, 1998.

               Exhibit H -- Agreement and Plan of Merger and Reorganization, among DHI Holdings, Inc., DHI Sub Corp., and Personnel Management, Inc., dated June 16, 1998. This document is incorporated by reference to Exhibit 2 to the Form 8-K filed by the Issuer on June 17, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct as of June 17, 1998.


                                      /s/ Don R. Taylor
                                      Don R. Taylor


                                     /s/ Carolyn S. Taylor
                                     Carolyn S. Taylor

                                   EXHIBIT F


                            STOCK PURCHASE AGREEMENT


     This Stock Purchase Agreement (this "Agreement") is made and entered into as of the 15th day of June, 1998, by and between Don R. Taylor ("Purchaser") and Carolyn S. Taylor ("Seller").

                                    RECITALS

     Purchaser and Seller are each shareholders, and Purchaser is an officer and Director, of Personnel Management, Inc., an Indiana corporation ("PMI"). Purchaser and Seller have agreed that Purchaser will purchase from Seller, and that Seller will sell to Purchaser, 24,000 shares of the voting common stock of PMI (the "Shares") at the price and upon and subject to the terms and conditions of this Agreement.

                                   AGREEMENTS

     NOW, THEREFORE, in consideration of the mutual promises and covenants made herein, Purchaser and Seller agree as follows:

     Section 1. Purchase of Shares. Purchaser hereby purchases from Seller, and Seller hereby sells to Purchaser, the Shares. Concurrently with the execution of this Agreement, Seller shall deliver to Purchaser Certificate No. PM 5009, dated July 28, 1997, evidencing Seller's ownership of 50,000 shares of PMI voting common stock ("PMI Common Shares"), together with such stock powers and endorsements as shall be reasonably required, in order to effect the immediate transfer of the Shares from Seller to Purchaser. Purchaser shall cause PMI's transfer agent to issue a certificate for 24,000 PMI Common Shares to Purchaser and to reissue 26,000 PMI Common Shares to Seller, and to deliver a certificate for same to Goelzer Investment Management, Inc., 111 Monument Circle,
Indianapolis, Indiana, for Seller's account, as promptly as is reasonably practicable.

     Section 2. Representations of Seller. Seller represents and warrants that the Shares are owned of record by Seller and are held by Seller free and clear of all liens, encumbrances, or restrictions of any kind whatsoever and that Seller has full power and authority, without limitation or restriction, to sell and convey the Shares to Purchaser. Seller further represents and warrants that, upon consummation of the sale of the Shares to Purchaser, Seller will own 202,884 shares of the voting common stock of PMI.

     Section 3. Purchase Price. Except as otherwise provided herein, the purchase price payable by Purchaser to Seller for the Shares is the sum of $384,000 ($16 per share) (the "Purchase Price"). Except as otherwise provided herein, if the sale of the Shares to Purchaser hereunder is not rescinded by Purchaser as provided herein, the Purchase Price shall be payable in cash by Purchaser to Seller upon the earlier of (a) November 4, 1998, or (b) the receipt by Purchaser of the Merger Consideration (hereinafter defined) for the Shares.

     Section 4. Right to Rescind. Purchaser shall have the right to cancel and rescind the sale of the Shares by Seller to Purchaser hereunder if 100 percent of the outstanding PMI Common Shares is not acquired on or before October 31, 1998, by DHI Holdings, Inc., an Ohio corporation (the "Acquisition"), for cash (the "Merger Consideration") of not less than Sixteen Dollars ($16) per PMI Common Share. Purchaser's right of rescission shall be exercisable by written notice from Purchaser to Seller of Purchaser's election to rescind the sale of the Shares, which notice shall be given to Seller no later than 5:00 p.m. (Indianapolis, Indiana) on November 4, 1998. Concurrently with the delivery of such notice of rescission to Seller, Purchaser shall deliver to Seller (a) the certificate or certificates evidencing Purchaser's ownership of the Shares, duly endorsed or accompanied by executed stock powers in appropriate form, in order to effect the transfer of the Shares back to Seller, and (b) all cash or other property received by Purchaser from PMI (if any) as a distribution with respect to or otherwise on account of Purchaser's record ownership of the Shares (the intent being that Seller shall be entitled to all cash or other property that would have been payable or distributable by PMI to Seller had Seller continued to own the Shares). Upon Purchaser's rescission of such sale as provided herein, this Agreement (and the sale of the Shares described herein) shall be void ab initio.

     Section 5. Additional Purchase Price. In the event Purchaser sells the Shares on or before December 31, 2000 for a price in excess of Sixteen Dollars ($16) per PMI Common Share, then in such event Purchaser immediately shall pay to Seller, as additional purchase price for the Shares, an amount with respect to each of the Shares equal to the excess of the per share price for the Shares received by Purchaser over Sixteen Dollars ($16) per share. Such additional purchase price shall be payable by Purchaser to Seller at the time such additional purchase price is received by Purchaser.

     Section 6. Applicable Law. This Agreement, and all rights and obligations hereunder, including matters of construction, validity, and performance, shall be governed and construed in accordance with the laws of the State of Indiana.

     Section 7. Binding Effect. All of the terms, provisions, and conditions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, beneficiaries, devisees, executors, personal representatives, successors, and assigns.

     Section 8. Modification; Waiver. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all of the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

     Section 9. Captions and Pronouns. Captions contained in this Agreement are for convenience and reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any provisions hereof. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the person or persons may require.

     Section 10. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Section 11. Enforcement Costs. In the event of any dispute arising under or in connection with this Agreement (including the enforcement of any of the provisions hereof), the prevailing party in such dispute shall be entitled to recover from the nonprevailing party all attorneys' fees and other expenses paid in connection with such dispute.

     Section 12. Notice. Any notice with respect to this Agreement shall be considered as having been given on the date personally delivered or sent by Registered or Certified U.S. Mail, return receipt requested, postage prepaid, addressed as follows or to any other address as shall be furnished in writing by any addressee to the other party in accordance with the provisions of this
Section 12:

         To Purchaser:                            Don R. Taylor
                                                  4750 Dolphin Kay Lane, 108D
                                                  St. Petersburg, FL 33711

         To Seller:                               Carolyn S. Taylor
                                                  Rural Route 5, Box 92
                                                  Rockville, IN 47872

         IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.


                                           /s/ Don R. Taylor
                                           Don R. Taylor


                                           /s/ Carolyn S. Taylor
                                           Carolyn S. Taylor

                                   EXHIBIT G



                                VOTING AGREEMENT


     This Voting Agreement, dated as of June 16, 1998, is entered into by and among DHI Holdings, Inc., an Ohio corporation ("DHI"), on the one hand, and the individuals listed on the signature page of this Voting Agreement ("Shareholders") all of whom are shareholders of Personnel Management, Inc., an Indiana Corporation ("PMI"), on the other hand (this "Voting Agreement");

     Whereas, concurrently herewith, DHI, DHI Sub Corp, an Indiana corporation and wholly owned subsidiary of DHI, and PMI are entering into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"); capitalized terms used without definition herein having the meanings ascribed thereto in the Merger Agreement);

     Whereas, Shareholders are as of the date hereof the beneficial owners of PMI Common Shares in the amounts reflected next to their respective signatures below (collectively, the "Shares");

     Whereas, approval of the Merger Agreement by PMI's shareholders is a condition to the consummation of the Merger;

     Whereas, as a condition to its entering into the Merger Agreement, DHI has required that Shareholders agree, and Shareholders have agreed, to enter into this Voting Agreement; and

     Whereas, Shareholders have been informed that the Board of Directors of PMI has approved the Merger Agreement.

     Now, Therefore, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto severally agree as follows:

     Section 1. Agreement to Vote, Restrictions on Dispositions, Etc.


          (a) Each Shareholder hereby agrees to attend the PMI Special Meeting, in person or by proxy, and to vote (or cause to be voted) all PMI Common Shares, and any other voting securities of PMI owned by such Shareholder whether issued heretofore or hereafter, that such person owns or has the right to vote, for approval and adoption of the Merger Agreement (as amended from time to time) and the Plan of Merger, and the transactions contemplated by the Merger Agreement, such agreement to vote to apply also to any adjournment of the PMI Special Meeting. Each Shareholder agrees not to grant any proxies or enter into any voting agreement or arrangement inconsistent with this Agreement.

          (b) Each Shareholder hereby agrees that, without the prior written consent of DHI, such Shareholder shall not, directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement to sell, any PMI Common Shares or any other voting securities of PMI that such Shareholder owns beneficially or otherwise.

          (c) To the extent PMI solicits a vote of shareholders or the same is required under Indiana law, each Shareholder agrees to vote (or cause to be voted) all PMI Common Shares, and any other voting securities of PMI, owned by such Shareholder whether issued heretofore or hereafter, that such person owns or has the right to vote, (i) against any recapitalization, merger, consolidation, sale of assets or other business combination or similar transaction involving PMI or any of its Subsidiaries, securities or assets which is not endorsed in writing by DHI and (ii) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of PMI under the Merger Agreement or which could result in any of the conditions to PMI's obligations under the Merger Agreement not being fulfilled.

          (d) Subject to a Shareholder's fiduciary obligations as an officer or Director of PMI, each Shareholder agrees not to directly or indirectly solicit, or authorize any person to solicit, any inquiries or proposals from any person other than DHI relating to the merger or consolidation of PMI with any person other than DHI or DHI Sub Corp, or the acquisition of PMI's or any of its Subsidiaries' voting securities by, or the direct or indirect acquisition or disposition of a significant amount of assets of PMI or any of its Subsidiaries from or to any person other than DHI or DHI Sub Corp, or directly or indirectly enter into or continue any discussions, negotiations or agreements relating to, or vote (or cause to be voted) in favor of, any such transaction.

          (e) Each Shareholder agrees to promptly notify DHI in writing of the nature and amount of any acquisition by Shareholder after the date hereof of any voting securities of PMI.

     Section 2. Additional Representations and Warranties of Shareholders.

     Each Shareholder represents and warrants to DHI as follows:

          (a) such Shareholder has all necessary power and authority to execute and deliver this Voting Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby;

          (b) this Voting Agreement has been duly executed and delivered by such Shareholder;

          (c) this Agreement constitutes the valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles;

          (d) the PMI Common Shares described on the signature page hereto are the only voting securities of PMI owned (beneficially or of record) by such Shareholder and are owned free and clear of all liens, charges, encumbrances, restrictions and commitments of any kind;

          (e) such Shareholder has not appointed or granted any irrevocable proxy, which appointment or grant is still effective, with respect to the PMI Common Shares owned by such Shareholder; and

          (f) each Shareholder acknowledges, and DHI agrees, that the restrictions imposed upon such Shareholder in this Voting Agreement are so imposed only in Shareholder's capacity as a shareholder of PMI.

     Section 3. Further Assurances.

     Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as reasonably may be necessary or appropriate to effectuate, carry out and comply with all of their obligations under this Voting Agreement. Without limiting the generality of the foregoing, none of the parties hereto shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) if such action would materially impair the ability of such party to effectuate, carry out or comply with all the terms of this Voting Agreement.

     Section 4. Covenants of Shareholders Not to Enter Into Inconsistent Agreements.

     Each Shareholder hereby agrees that, except as contemplated by this Voting Agreement and the Merger Agreement, such Shareholder shall not enter into any voting agreement or grant an irrevocable proxy or power of attorney with respect to the PMI Common Shares which is inconsistent with this Voting Agreement.

     Section 5. Effectiveness and Termination.

     It is a condition precedent to the effectiveness of this Voting Agreement that the Merger Agreement shall have been executed and delivered. This Voting Agreement shall automatically terminate and be of no further force or effect:
(i) upon the occurrence of an event requiring the payment of the Termination Fee under the Merger Agreement and the payment of such Termination Fee in accordance with the Merger Agreement; (ii) upon the termination of the Merger Agreement by DHI; or (iii) upon the termination of the Merger Agreement by PMI in accordance with the provisions of the Merger Agreement. Upon any termination of this Voting Agreement, except for any rights any party may have in respect of any breach by another party of its obligations hereunder, no one of the parties hereto shall have any further obligation or liability hereunder. The provisions of this Voting Agreement shall also terminate and be of no further force or effect from and after the Effective Date of the Merger.

     Section 6. Consideration.

     Each Shareholder hereby acknowledges and agrees that DHI is entering into the Merger Agreement in reliance upon the execution by the Shareholders of the Voting Agreement and that DHI's execution of the Merger Agreement (and the making by DHI to PMI of the various representations, warranties and agreements contained therein, all of which have been relied upon by Shareholders in connection with their execution of this Voting Agreement) constitutes adequate consideration and value for each Shareholder's execution of this Voting Agreement and compliance with its terms.

     Section 7. Miscellaneous.

          (a) Notices. Any notice or other communication required or permitted hereunder shall be expressed in writing and sent by certified or registered mail, return receipt requested; or sent by nationally recognized overnight courier service such as Federal Express; or sent by facsimile transmission between the hours of 9:00 a.m. and 4:30 p.m. local time at the place of intended receipt, which facsimile transmission advises the sender thereof that the transmission was received by the correct telephone number and that the status of such transmission was "okay", and which facsimile transmission is confirmed by recognized overnight courier service or certified or registered mail, return receipt requested; to the respective parties at the following addresses, or at such other addresses as the parties shall designate by written notice to the other:

      If to Shareholders, to:                    Copy in the same manner to:

      Don R. Taylor                              David B. Millard
      4750 Dolphin Kay Lane                      Leagre, Chandler & Millard
      108D                                       1400 First Indiana Plaza
      St. Petersburg, Florida 33711              135 N. Pennsylvania Street
                                                 Indianapolis, Indiana 46204

      If to DHI or DHI Sub Corp, to:             Copy in the same manner to:

      Linsalata Capital Partners                 James C. Vanderwist, Esq.
      Fund III, L.P.                             Calfee, Halter & Griswold LLP
      c/o A. Chace Anderson                      1400 McDonald Investment Center
      Landerbrook Corporate                      800 Superior Avenue
      Center One                                 Cleveland, Ohio 44114-2688
      5900 Landerbrook Drive                     Fax No.:  216-241-0816
      Suite 280
      Mayfield Heights, Ohio 44124
      Fax No.:  440-684-0984

          (b) Amendments, Waivers, Etc. This Voting Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by DHI and Shareholders.

          (c) Successors and Assigns. This Voting Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise. Notwithstanding any transfer of PMI Common Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Voting Agreement.

          (d) Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Voting Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Voting Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

          (e) Governing Law. This Voting Agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the internal laws of the State of Indiana without regard to principles of conflicts of law.

          (f) 1934 Act Compliance. DHI represents and warrants to Shareholders that its contacts with Shareholders (and any other PMI Shareholders) precedent to and coincident with the execution and delivery of the Merger Agreement have not subjected DHI, Shareholders, PMI or any other party to the filing or other requirements of Regulation 14A promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended, and that DHI will not take any action during the term of this Voting Agreement or thereafter that would require a filing under such Regulation 14A with the SEC by or on behalf of DHI, PMI, Shareholders or any third person (except as contemplated by Section 5.5 of the Merger Agreement) with respect to PMI Common Shares, without Shareholders' prior written consent, which consent may be withheld in their discretion for any reason or for no reason. Further, to the extent that it is required by applicable law to do so, DHI agrees to cause to be executed, delivered to Shareholders and to PMI, and filed with the SEC in such form as shall be required by law, all statements or other filings, including amendments to existing statements or filings, necessitated as a result of the execution of this Voting Agreement and the rights and interests acquired by DHI pursuant hereto.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                        DHI Holdings, Inc.


                                       By: /s/ A. Chace Anderson
                                           A. Chace Anderson, Chairman


                                        Number of PMI            Certificate
Name and Signature                      Common Shares              Numbers



/s/ Don R. Taylor                        619,805                   -------
Don R. Taylor